FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 2007

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 September 2007.

2.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 4 September 2007.

3.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 5 September 2007.

4.	Press release entitled, “AstraZeneca launches and prices a $6.9 billion bond issue”, dated 6 September 2007.

5.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 6 September 2007.

6.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 7 September 2007.

7.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 10 September 2007.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 11 September 2007.

9.	Press release entitled, “Publication of Prospectus”, dated 10 September 2007.

10.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 12 September 2007.

11.	Press release entitled, “TR-1: Notification of Major Interests in Shares”, dated 12 September 2007.

12.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 13 September 2007.

13.	Press release entitled, “AstraZeneca launches and prices a EUR750 million debut eurobond”, dated 13 September 2007.

14.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 14 September 2007.

15.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 17 September 2007.

16.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 18 September 2007.

17.	Press release entitled, “Dealing by Directors. Companies Act 1985 Sections 324 / 329
Transaction by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.2R”, dated 19 September 2007.

18.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 September 2007.

19.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 19 September 2007.

20.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 September 2007.

21.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 20 September 2007.

22.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 21 September 2007.

23.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 24 September 2007.

24.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 25 September 2007.

25.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 26 September 2007.

26.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 27 September 2007.

27.	Press release entitled, “AstraZeneca Appoints Chief Financial Officer”, dated 28 September 2007.

28.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 28 September 2007.

29.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 28 September 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 02 October 2007	By: /s/ Justin Hoskins
Name: Justin Hoskins
Title: Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 235,906 ordinary shares of AstraZeneca PLC at a price of 2431 pence per share on 31 August 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,481,473,351.

G H R Musker
Company Secretary
3 September 2007

Item 2

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 235,839 ordinary shares of AstraZeneca PLC at a price of 2432 pence per share on 3 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,481,255,399.

G H R Musker
Company Secretary
4 September 2007

Item 3

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 235,144 ordinary shares of AstraZeneca PLC at a price of 2440 pence per share on 4 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,481,020,255.

G H R Musker
Company Secretary
5 September 2007

Item 4

AstraZeneca launches and prices a $6.9 billion bond issue

AstraZeneca PLC, rated A1 (stable) by Moody’s and AA- (stable) by Standard & Poor’s, yesterday announced a successful global bond market transaction issuing a total of $6.9 billion. The proceeds of the issue will be used to repay a significant portion of the outstanding US commercial paper taken on in connection with the acquisition of MedImmune.

The transaction is an SEC registered global offering consisting of the following tranches:

$650 million of 2-year floating rate notes with a coupon of 3m$Libor+30bps
$1,750 million of 5-year fixed rate notes with a coupon of 5.40%
$1,750 million of 10-year fixed rate notes with a coupon of 5.90%
$2,750 million of 30-year fixed rate notes with a coupon of 6.45%

“This transaction represents part of our refinancing of the acquisition of MedImmune Inc and enables us to enhance our financial flexibility by diversifying our sources of funding. We are delighted by the investor reception for AstraZeneca in the bond markets” said David Brennan, Chief Executive Officer of AstraZeneca.

The bonds will be issued under an automatic shelf registration statement on Form F-3, which AstraZeneca PLC filed with the US Securities and Exchange Commission (the “SEC”) on August 31, 2007.  Such registration statement provides for the offer and sale from time to time of an indeterminate amount of AstraZeneca PLC’s debt securities.  In addition, on 31 August 2007, AstraZeneca PLC also furnished to the SEC a report on Form 6-K, which included its interim consolidated results for the six month period ended 30 June 2007 as well as certain pro forma financial information relating to the MedImmune acquisition and which report, among others, is incorporated by reference into such registration statement.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's leading bio-pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

6 September 2007

Media Enquiries
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Karl Hard, Tel: +44 (0) 207 304 5322
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065
Pete Vozzo, (MedImmune) Tel: + 1 301-398-4358

To obtain a copy of the related prospectus, please contact the Office of the Group Secretary and Solicitor:

15 Stanhope Gate,
London W1K 1LN

+44 (0) 207 304 5112.

This press release contains forward-looking statements, in the first and third paragraphs.  Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements.  We refer you to AstraZeneca’s publicly available filings with the SEC for information about these and other risks and uncertainties.  AstraZeneca assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.  This release does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in, or securities of, AstraZeneca PLC, nor shall it form the basis of, or be relied on in connection with any contract therefore.

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 234,943 ordinary shares of AstraZeneca PLC at a price of 2442 pence per share on 5 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,480,788,642.

G H R Musker
Company Secretary
6 September 2007

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 237,811 ordinary shares of AstraZeneca PLC at a price of 2410 pence per share on 6 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,480,550,831.

G H R Musker
Company Secretary
7 September 2007

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 7 September 2007, it purchased for cancellation 739,098 ordinary shares of AstraZeneca PLC at a price of 2386 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,479,811,733.

G H R Musker
Company Secretary
10 September 2007

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 242,436 ordinary shares of AstraZeneca PLC at a price of 2359 pence per share on 10 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,479,569,297.

G H R Musker
Company Secretary
11 September 2007

Item 9

Publication of Prospectus

AstraZeneca PLC has published a prospectus dated 10 September 2007 in respect of its US$5,000,000,000 Euro Medium Term Note Programme.

To view the full prospectus, please paste the URL below into the address bar of your browser.

[●]

One of the documents incorporated by reference into the prospectus has not previously been published by AstraZeneca PLC; in order to view this document, please paste the URL below into the address bar of your browser.

http://www.sec.gov/Archives/edgar/data/873591/000110465907014449/a07-5178_310k.htm

G H R Musker
Company Secretary
10 September 2007

Please note that the prospectus contains restrictions on the sale of the securities described therein to persons in certain jurisdictions and that the prospectus is not addressed to such persons, nor should such persons use or rely on the information contained therein.

Item 10

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 240,896 ordinary shares of AstraZeneca PLC at a price of 2377 pence per share on 11 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,479,328,401.

G H R Musker
Company Secretary
12 September 2007

Item 11

Financial Services Authority

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	AstraZeneca PLC
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights	Yes
Other (please specify): ______________
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	10 September 2007
6. Date on which issuer notified:	11 September 2007
7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORD USD 0.25	55,993,193	55,993,193	59,198,535	59,198,535		4.00

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise / Conversion Period / Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
59,198,535	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (59,198,535 – 4.00% = LGAS, LGPL & PMC)
Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (49,735,901- 3.36% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (49,735,901- 3.36% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 1,479,569,297
14. Contact name:	Justin Hoskins – Assistant Secretary
15. Contact telephone number:	020 7304 5112

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 240,202 ordinary shares of AstraZeneca PLC at a price of 2385 pence per share on 12 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,479,088,199.

G H R Musker
Company Secretary
13 September 2007

Item 13

AstraZeneca launches and prices a EUR750 million debut eurobond

AstraZeneca PLC, rated A1 (stable) by Moody's and AA- (stable) by Standard & Poor's, yesterday priced a successful debut eurobond transaction (the “Bonds”) issuing a total of EUR750 million. The proceeds of the issue will be used for general corporate purposes and to repay a portion of the outstanding US commercial paper taken on in connection with the acquisition of MedImmune.

The transaction is issued off a new Euro Medium Term Note (EMTN) programme, dated September 10th 2007, and is a EUR750 million, fixed rate issue with a coupon of 5.125% maturing in January 2015.

"This transaction represents a further part of our refinancing of the acquisition of MedImmune Inc, following our successful $6.9bn, 4-tranche SEC Global issue last week. As with last week's issue, this transaction represents an enhancement of our financial flexibility by diversifying further our sources of funding. We undertook an extensive roadshow of investor meetings in London, Paris and Frankfurt and are very pleased with the feedback on the AstraZeneca credit, and the reception for us in the bond markets", said David Brennan, Chief Executive Officer of AstraZeneca.

The Bonds will be issued to institutional investors outside the US in accordance with Regulation S of the U.S. Securities Act 1933.  The Bonds will be admitted to listing on the UKLA's Official List and to trading on the London Stock Exchange's Fixed Income and Gilt Edged Market.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacture and marketing of prescription pharmaceuticals and the supply of healthcare services. It is one of the world's  leading bio-pharmaceutical companies with healthcare sales of $26.47 billion and leading positions in sales of gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infection products. AstraZeneca is listed in the Dow Jones Sustainability Index (Global) as well as the FTSE4Good Index.

13 September 2007

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Karl Hard, Tel: +44 (0) 207 304 5322
Jorgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065
Pete Vozzo, (MedImmune) Tel: + 1 301-398-4358

This announcement is for information only and does not constitute an offer or invitation to subscribe for or purchase any securities.

The securities have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and no securities shall be offered or sold in the United States or to U.S. persons (as those terms are defined in Regulation S under the Securities Act) unless an exemption from the registration requirements of the Securities Act is available.

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 240,579 ordinary shares of AstraZeneca PLC at a price of 2381 pence per share on 13 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,478,852,291.

G H R Musker
Company Secretary
14 September 2007

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 14 September 2007, it purchased for cancellation 991,387 ordinary shares of AstraZeneca PLC at a price of 2373 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,477,860,904.

G H R Musker
Company Secretary
17 September 2007

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 September 2007, it purchased for cancellation 741,902 ordinary shares of AstraZeneca PLC at a price of 2368 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,477,120,551.

G H R Musker
Company Secretary
18 September 2007

Item 17

Dealing by Directors
Companies Act 1985 Sections 324/329

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.2R

We hereby inform you that on 17 September 2007 Mr Bo Angelin, a Director of the Company, notified us that, on 14 September 2007, he purchased 500 AstraZeneca PLC USD0.25 Ordinary Shares at a price of SEK320 per share.

This represents Mr Angelin’s total interest, which is approximately 0.00003% of the issued ordinary capital of the Company.

G H R Musker
Company Secretary
19 September 2007

Item 18

This announcement replaces that issued under RNS No. 0671E.
The ‘shares in issue’ number has been corrected.

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 243,079 ordinary shares of AstraZeneca PLC at a price of 2354 pence per share on 18 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,476,879,174.

G H R Musker
Company Secretary
19 September 2007

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 243,079 ordinary shares of AstraZeneca PLC at a price of 2354 pence per share on 18 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,446,879,174.

G H R Musker
Company Secretary
19 September 2007

Item 20

This announcement replaces that issued under RNS No. 1417E.
The ‘shares in issue’ number has been corrected.

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 238,836 ordinary shares of AstraZeneca PLC at a price of 2401 pence per share on 19 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,476,640,338.

G H R Musker
Company Secretary
20 September 2007

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 238,836 ordinary shares of AstraZeneca PLC at a price of 2401 pence per share on 19 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,446,640,338.

G H R Musker
Company Secretary
20 September 2007

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 237,523 ordinary shares of AstraZeneca PLC at a price of 2416 pence per share on 20 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,476,404,815.

G H R Musker
Company Secretary
21 September 2007

Item 23

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 235,946 ordinary shares of AstraZeneca PLC at a price of 2433 pence per share on 21 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,476,175,437.

G H R Musker
Company Secretary
24 September 2007

Item 24

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 235,375 ordinary shares of AstraZeneca PLC at a price of 2440 pence per share on 24 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,475,948,212.

G H R Musker
Company Secretary
25 September 2007

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 235,094 ordinary shares of AstraZeneca PLC at a price of 2443 pence per share on 25 September 2007. Upon the cancellation of these shares, the number of shares in issue will be 1,475,715,543.

G H R Musker
Company Secretary
26 September 2007

Item 26

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 26 September 2007, it purchased for cancellation 937,014 ordinary shares of AstraZeneca PLC at a price of 2412 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,474,778,529.

G H R Musker
Company Secretary
27 September 2007

Item 27

AstraZeneca Appoints Chief Financial Officer

AstraZeneca PLC has today announced the appointment of Simon Lowth as an Executive Director and Chief Financial Officer with effect from November 5, 2007.  In this role he will be responsible for Finance and Information Services.

Mr Lowth joins AstraZeneca from Scottish Power PLC where he was Finance Director following two years as Executive Director, Corporate Strategy and Development. Mr Lowth was a key member of the team that drove the strategic transformation of Scottish Power. He played a critical role in the rejection of the E.On bid in 2005 and in the negotiation of the successful bid from Iberdrola S.A. in November 2006. As Finance Director, he led Scottish Power’s group-wide performance and risk management processes, delivering strong EPS growth through business development and tight cost control.  Mr Lowth left Scottish Power in May 2007 following completion of the sale to Iberdrola.

Mr Lowth’s move to Scottish Power in 2003 followed 15 years’ experience with the global management consultancy, McKinsey & Company, latterly as a senior Director responsible for the firm’s UK Industrial Practice. At McKinsey, Mr Lowth advised leading multi-national companies on a wide range of strategic, financial and operational issues.

“Simon brings to AstraZeneca a track record of delivering good financial results combined with extensive strategy and business development expertise. I am confident that he will be a valuable addition to the Senior Executive Team and an able leader of AstraZeneca’s strong finance team,” said David Brennan, CEO of AstraZeneca.

“Simon has unique insight into the dynamics of companies driving change and re-structuring for future success. He put this experience into practice driving the turnaround at Scottish Power, contributing to significant improvements in business and financial performance. AstraZeneca has embarked on its own change journey including the transformational move into large-scale biologics this year, so Simon’s background makes him particularly well-suited to this role,” said Louis Schweitzer, Chairman of AstraZeneca.

Mr Lowth has an engineering degree from Cambridge University and an MBA from London Business School.

No disclosure obligations arise under paragraphs (1) to (6) of Listing Rule 9.6.13 of the UK Listing Authority’s Listing Rules in respect of the appointment of Mr Lowth.

SIMON LOWTH’S SUMMARY OF EXPERIENCE

2003-May 2007	SCOTTISH POWER PLC
2005-2007	Finance Director
2003-2005	Executive Director, Corporate Strategy and Development

1988-2003	MCKINSEY & COMPANY
2000-2003	Director – Head of UK Industrial Practice
1994-2000	Partner
1988-1994	Consultant

1983-1985	OVE ARUP AND PARTNERS
Design Engineer

28 September 2007

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Karl Hard, Tel: +44 (0) 207 304 5322
Jörgen Winroth, Tel: +1 (212) 579 0506
Ed Seage, Tel: +1 302 886 4065
Peter Vozzo, (MedImmune) Tel: +1 (301) 398 4358

Item 28

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 27 September 2007, it purchased for cancellation 467,327 ordinary shares of AstraZeneca PLC at a price of 2414 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 2 July 2007 to 31 October 2007.

Upon the cancellation of these shares, the number of shares in issue will be 1,474,317,323.

G H R Musker
Company Secretary
28 September 2007

Item 29

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.   On 28 September 2007, the issued share capital of AstraZeneca PLC with voting rights is 1,474,321,282 ordinary shares of US$0.25.   No shares are held in Treasury. Therefore, the total number of voting rights in AstraZeneca PLC is 1,474,321,282.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

G H R Musker
Company Secretary
28 September 2007